Ontario Financing Authority	Office ontarien de financement
1 Dundas Street West	1 rue Dundas ouest
Suite 1200	Bureau 1200
Toronto ON M7A 1Y7	Toronto ON M7A 1Y7

Phone: 416-325-8000

August 20, 2019

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Ellie Quarles and Michael Coco

Province of Ontario

Registration Statement under Schedule B of the Securities Act of 1933

Dear Ms. Quarles and Mr. Coco:

The Province of Ontario (the “Province”) respectfully requests that the Securities and Exchange Commission take such action as is necessary to accelerate the effective date of the Province’s Registration Statement under Schedule B (File No. 333-232626) of the Securities Act of 1933, as amended (the “Securities Act”) to 12:00 p.m., August 23, 2019, or as soon as practicable thereafter. This request confirms that the Province is aware of its responsibilities under the Securities Act as they relate to the proposed offering of the Province’s securities.

Please notify Jason Lehner of Shearman & Sterling LLP, the Province’s United States counsel, at 416-360-2974, of the effectiveness of the Registration Statement.

Very truly yours,
PROVINCE OF ONTARIO

By:	/s/ Opallycia A. Kandelas
	Name:	Opallycia A. Kandelas
	Title:	Director, Capital Markets Operations
Capital Markets Division
Ontario Financing Authority